SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. 3)(1)

                            FIELDWORKS, INCORPORATED
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   31659 P 103
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                                 (CUSIP Number)

                              DAVID J. ADLER, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 27, 2000
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                               (Page 1 of 6 Pages)

--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  31659 P 103                  13D          Page 2 of 6 Pages
------------------------------                       ---------------------------


================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     KONTRON EMBEDDED COMPUTERS AG
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                       (b) /X/
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     3      SEC USE ONLY

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     4      SOURCE OF FUNDS*
                     WC
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
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     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     GERMANY
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 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           5,069,492
  OWNED BY        --------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                       6,000,000(2)
                  --------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       5,069,492
                  --------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       6,000,000(2)
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     11,069,492
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     61 %
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.  31659 P 103                  13D          Page 3 of 6 Pages
------------------------------                       ---------------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     FWRKS ACQUISITION CORP.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                       (b) /X/
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     AF
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           NONE
  OWNED BY        --------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                       6,000,000(2)
                  --------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       NONE
                  --------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       6,000,000(2)
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                        6,000,000
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     40%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         (2)  By  virtue  of  the  fact  that  FWRKS   Acquisition  Corp.  is  a
wholly-owned subsidiary of Kontron Embedded Computers AG, Kontron Embedded Computers AG is deemed to share voting and dispositive power over the shares beneficially owned by FWRKS Acquisition Corp.

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CUSIP No.  31659 P 103                  13D          Page 4 of 6 Pages
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         The following  constitutes  the Amendment No. 3 ("Amendment  No. 3") to the  Schedule  13D filed by the  undersigned.  This  Amendment  No. 3 amends the
Schedule 13D as specifically set forth. (the "Schedule 13D").

Item 3 is hereby amended to add the following:

Item 3.           Source and Amount of Funds or Other Consideration.

                  On December 4, 2000, the option granted to FWRKS under the Purchase and Option Agreement closed. FWRKS paid the $5.4 million purchase price called for in the Purchase and Option Agreement by canceling the Note and forgiving $2.9 million of indebtedness due to Kontron under the Loan Agreement, dated September 14, 2000, and amended on September 28, 2000 and November 9, 2000, by and between Kontron and the Issuer.

Kontron  acquired  Shares of the  Issuer  since  filing its prior  amendment  to
Schedule   13D  on  November  22,  2000   through  the   following   open-market
transactions:


        Shares of Common Stock        Price Per               Date of
              Purchased                 Share                 Purchase
             -----------               -------                --------
                15,000                  $0.90                 11/13/00
                 7,500                  $0.90                 11/14/00
                25,000                  $0.90                 11/17/00
                10,000                  $0.90                 11/21/00
                25,000                  $0.90                 11/22/00
                15,000                  $0.90                 11/24/00
               110,000                  $0.90                 11/27/00
                32,500                  $0.90                 11/28/00
                15,000                  $0.90                 12/01/00


Item 4 is hereby amended to add the following:

Item 4.           Purpose of Transaction.

                  Upon the Closing of the option granted to FWRKS under the Purchase and Option Agreement, the Board of Directors of Fieldworks was reconstituted to be composed of the following directors: Michael E. Johnson, David C. Malmberg, David G. Mell, Pierre McMaster, Rudolph Wieczorek and Thomas Sparrvik. Messrs. McMaster, Wieczorek and Sparrvik are designees of the Reporting Persons.



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CUSIP No.  31659 P 103                  13D          Page 5 of 6 Pages
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Items 5(a) and 5(b) are hereby amended and restated to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported and owned by the Reporting Persons is based upon 8,894,426 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2000.

                  As of the close of business on December 1, 2000, FWRKS beneficially owned 6,000,000 shares of Common Stock, constituting approximately 40% of the Shares outstanding, and Kontron beneficially owned 11,096,492 Shares of Common Stock, inclusive of the Shares beneficially owned by FWRKS, which constitutes approximately 61% of the Shares outstanding.

                  (b) The Board of Directors of FWRKS has the power to direct the vote and disposition of the Shares owned by FWRKS.

                  The Board of Directors of Kontron has the power to direct the vote and disposition of the 5,069,492 Shares owned by Kontron, and as the sole shareholder of FWRKS, Kontron has indirect beneficial ownership of the Shares owned by FWRKS because it owns all of the interests in FWRKS and can influence voting, purchase or dispositions of the Shares by FWRKS.

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CUSIP No.  31659 P 103                  13D          Page 6 of 6 Pages
------------------------------                       ---------------------------


                                   SIGNATURES
                                   ----------



                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 11, 2000                     FWRKS ACQUISITION CORP.


                                             /s/ Pierre McMaster
                                             -----------------------------------
                                             Name:    Pierre McMaster
                                             Title:   President


                                             KONTRON EMBEDDED COMPUTERS AG


                                             /s/ Martina Haubold
                                             -----------------------------------
                                             Name:    Martina Haubold
                                             Title:   Chief Financial Officer